SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: November 8, 2002

GOLDCORP INC.

(Registrant’s Name)

145 King Street West, Suite 2700
Toronto, Ontario MSH 1J8
CANADA
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ]	Form 40-F [x]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [x]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC

By:	/s/ Halina B. McGregor Name: Halina B. McGregor Title: Vice President, Finance & Chief Financial Officer

Date: November 8, 2002

Exhibits Index

     The following is a list of Exhibits included as part of this Report on Form 6-K.

Exhibit No.	Description of Exhibits

99.1	Confirmation of Mailing Third Quarter